EXHIBIT I


          Set forth below is the text of Section 17 of the Agreement and Plan of Merger, dated as of April 26, 1998, among MFS Acquisition Corp., Able Telcom Holding Corp., MFS Network Technologies, Inc. and MFS Communications Company, Inc. References therein to "MFS" are to MFS Communications Company, Inc. and to "Parent' are to Able Telcom Holding Corp.


17.  PARENT STOCK OPTION.

    A. GRANT AND EXERCISE PRICE. Parent hereby grants to MFS an option (the "Option") to purchase 2,000,000 newly issued shares of Parent's common stock (the "Parent Common Stock"). The Option may be exercised by MFS in whole or in part and from time to time by delivery of a notice to Parent complying with Section 18d during the period commencing with the earlier to occur of the Merger or the termination of this Agreement pursuant to
Section 11 and continuing through 5:00 PM, Eastern time, on the date six months following the first day of such period. The Option may not be transferred other than to an affiliate of MFS without Parent's written consent.

    B. METHOD OF EXERCISE. At its election, MFS may exercise some or all of the Option for a cash exercise price of $7.00 per share (subject to adjustment for stock splits or combinations and similar events) and may exercise some or all of the Option on a "cashless" basis pursuant to which MFS receives shares of Parent Common Stock with a "market value" equal to the aggregate "spread" for the shares as to which the Option is being exercised; provided, that MFS shall exercise the Option on a "cashless" basis rather than for cash to the extent necessary to ensure that the actual number of shares of Parent Common Stock issued to it shall not exceed 1,817,941, which is the maximum number of shares of Parent Common Stock that Parent represents and warrants may be issued by it to MFS without obtaining shareholder approval under NASDAQ's shareholder approval policy. For such purposes, the "market value" per share will equal the average of the closing "bid" and "asked" prices for Parent's common stock as reported by NASDAQ over the ten trading day period preceding the date of exercise and the "spread" per share will equal the excess, if any, of the "market value" over $7.00 (subject to adjustment for stock splits or combinations and similar events).

    C. REGISTRATION. Parent will promptly after the date of this Agreement file with the Securities and Exchange Commission a registration statement to register on a "shelf" basis the resale by MFS of any shares of Parent Common Stock purchased by it pursuant to the Option until they could be sold by MFS on an unrestricted basis under Rule 144 without regard to volume limitations (the "Registration Term"). Parent will use its best efforts to have such registration statement declared effective by the SEC as promptly as possible and to maintain the effectiveness of such registration statement throughout the Registration Term.

    D. BOARD REPRESENTATION. In the event that MFS exercises the Option in whole or in part and whether for cash or on a "cashless" exercise basis, it shall be entitled to designate Frederick W. Weidinger or, if he shall be unable to serve, another individual reasonably acceptable to Parent as a representative of MFS to serve on Parent's Board of Directors for so long as MFS retains shares of Parent Common Stock purchased pursuant to the Option aggregating at least 5% of Parent's then-outstanding shares of Parent Common Stock.